

April 17, 2014

Via E-mail
Dr. Anastasios Aslidis
Chief Financial Officer
Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

> **Re: Euroseas Ltd.**
> **Registration Statement on Form F-3**
> **Filed March 31, 2014**
> **File No. 333-194922**

Dear Dr. Aslidis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the size of the secondary offering, the number of shares outstanding held by non-affiliates and how long Tennenbaum Opportunities Fund VI, LLC has held the shares, please provide us with your analysis supporting your determination that Tennenbaum Opportunities Fund VI, LLC is not a statutory underwriter and its portion of the offering is not an indirect primary offering.   For guidance refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Summary, page 1

2. Please balance the disclosure in the summary by disclosing the company's recent net losses, declining revenues and the increasing impairment of the carrying value of your vessels in recent years.

Marshall Islands Tax Considerations, page 22

Liberian Tax Considerations, page 22

3. Please confirm that you intend to file a tax opinion related to the tax consequences discussed in these sections prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of the opinion.

Exhibit 5.1

4. Please have counsel remove the language in part (iii) of the first paragraph on page 2 of the opinion as this appears to be an inappropriate assumption. Please also have counsel clarify that common shares issuable upon conversion *will* be validly issued, fully paid, and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
       Lawrence Rutkowski, Esq.